NO ACT
P.E 1-24-02
132-02335 February 28, 2002

Act 34
Section 12(g)
Rule
Public
Availability 2-28-02

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: Nordstrom.com, LLC (the "Company")
Incoming letter dated January 24, 2002

Based on the facts presented, the Division will not raise any objection if the Company does not comply with the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"), which arose at the end of the Company's 2000 fiscal year, with respect to options granted and to be granted pursuant to the Company's 1999 Option Plan (the "Plan") in the manner and subject to the terms and conditions set forth in your letter. This position applies to the period beginning May 30, 2001 and will remain in effect until the earlier of (i) the date at which the Company otherwise becomes subject to the Exchange Act registration or reporting requirements with respect to any other class of its securities, or (ii) the date at which any option issued under the Plan becomes exercisable.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response only represents the Division's position on enforcement and does not purport to express any legal conclusion on the question presented.

Sincerely,

Carolyn Sherman

Carolyn Sherman
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2002

Patrick J. Schultheis
Wilson Sonsini Goodrich & Rosati
650 Page Mill Road
Palo Alto, CA 94304-1050

Re: Nordstrom.com, LLC

Dear Mr. Schultheis:

In regard to your letter of January 24, 2002, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paula Dubberly
Chief Counsel

January 24, 2002

VIA OVERNIGHT COURIER

Securities Exchange Act of 1934, Sections 12(g) and 12(h)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
ATTENTION: Ms. Carolyn Sherman

Re: Nordstrom.com, LLC

Dear Ms. Sherman:

On behalf of Nordstrom.com, LLC, a Delaware limited liability company (the "*Company*"), we hereby apply for an exemption or request no-action relief under Section 12(h) of the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), from the registration requirements of Section 12(g) of the Exchange Act with respect to stock options that the Company has granted in the past, and may grant in the future (the "*Options*"), pursuant to its 1999 Option Plan (the "*Option Plan*"). This letter replaces our previous letter dated May 30, 2001.

The Company has provided us with, and authorized us to make on its behalf, the following factual representations.

I. Background

A. The Company

The Company was formed in October 1999 as a result of a joint venture (the "*Joint Venture*") between Nordstrom, Inc., a Washington corporation ("*Nordstrom*"), and Nordstrom.com, Inc., a Delaware corporation ("*Dot.com*"). Dot.com is the managing member of the Company (the "*Managing Member*"). The Company sells apparel, shoes and accessories through its online store and by mail-order through its catalogs. The Company's authorized capital consists of 56,155,705.70 shares (the "*Shares*"), of which 21,020,870.87 shares are designated as Series A Preferred Shares, 4,804,804.80 shares are designated as Series B Preferred Shares and 30,330,030.03 shares are designated as Common Shares. Currently, no Common Shares, 21,020,870.87 Series A Preferred Shares and 4,804,804.80 Series B Preferred Shares are issued and outstanding. The outstanding Shares are currently held by two members: Dot.com and Nordstrom.com Holdings, Inc., a Washington corporation and wholly-owned subsidiary of Nordstrom ("*Holdings*"). In addition, Dot.com currently holds warrants to purchase 2,191,250 Shares of the Company (the "*Warrants*"). The Warrants were issued in order to comply with the provisions of the Joint Venture Agreement, as defined and described herein. The offer and sale of the outstanding Shares and the Warrants were made without registration under the Securities Act of 1933, as amended (the "*Securities Act*"), pursuant to the exemption from the registration requirements afforded under Section 4(2) thereunder.

The Company's members are parties to a Limited Liability Company Agreement dated as of October 31, 1999 (the "*LLC Agreement*"). The LLC Agreement imposes restrictions on each member related to the transfer of Shares. For instance, no member may transfer, sell, encumber, mortgage, assign or otherwise dispose of any portion of its Shares prior to October 1, 2002. Even after that time, members may only transfer Shares in accordance with the provisions of the LLC Agreement. Any purported transfer, sale, encumbrance, mortgage, assignment, or disposition of Shares in violation of the LLC Agreement is void and of no effect.

Dot.com was also formed in connection with the Joint Venture. The authorized capital of Dot.com consists of 58,918,918.91 shares, of which 25,825,921.92 shares are designated as Preferred Stock and 33,033,033.03 are designated as Common Stock. Currently, 135,000 shares of Common Stock, no shares of Series A, 300.30 shares of Series B and 4,804,750.75 shares of Series C Preferred Stock of Dot.com are issued and outstanding. The outstanding shares of capital stock of Dot.com are currently held by nine stockholders: Holdings, four entities affiliated with Benchmark Capital Partners III, L.P., Madrona Retail Partners I, LLC, one director and two executive officers of Dot.com. The offer and sale of outstanding Dot.com shares were made without registration under the Securities Act pursuant to the exemption from the registration requirements afforded under Section 4(2) thereunder. Certain stockholders of Dot.com are parties to a Right of First Refusal and Co-Sale Agreement dated as of October 31, 1999, which restricts their ability to sell, assign, transfer, pledge, hypothecate, or otherwise encumber or dispose of their shares.

A chart setting forth the capital structure of the Company and Dot.com is attached as Exhibit A to this letter.

The Joint Venture is governed by a Joint Venture Agreement between Nordstrom and Dot.com dated as of August 24, 1999 (the "*Joint Venture Agreement*"). Under the terms of the Joint Venture Agreement, when and if Dot.com becomes a public company, Holdings will merge with and into Dot.com (the "*Merger*"). It is currently contemplated that, at the time of the Merger, Options to purchase the Company's Common Shares will be assumed by Dot.com and shall become options to purchase shares of Dot.com's common stock. Neither the Option Plan nor the option agreements entered into pursuant to the Option Plan (the "*Option Agreements*") provide that Options are exercisable for any Dot.com security.

All classes of the Company's equity securities are described above. In our opinion, neither the Shares nor the Warrants are part of the same class of securities as Options granted under the Option Plan. Accordingly, the scope of relief we are requesting on behalf of the Company does not include the Shares or the Warrants. Further, because the securities of Dot.com are not securities of the Company, the scope of relief we are requesting on behalf of the Company does not include Dot.com securities.

The Company currently employs approximately 1,050 individuals on a full-time or part-time basis.

Dot.com has expressed its intention to become a public company within the next several years, although no specific date has been set and Dot.com has not contractually committed to ever becoming a public company. The Company does not anticipate that it will ever go public directly; it will only do so indirectly through the Merger.

B. The 1999 Option Plan

The Company wishes to extend the benefits of an equity incentive program to a broad-based group of its employees without subjecting itself to the burdens of the periodic public reporting requirements of the Exchange Act. To this end, the members of the Company adopted the Option Plan in November 1999. The Option Plan is the Company's only equity compensation plan. The Company has only granted options pursuant to the Option Plan.

The Company believes that the Option Plan promotes the interest of its members by providing employees, directors and consultants with the opportunity to purchase its Common Shares. By encouraging potential Share ownership, the Company seeks to attract, retain and motivate employees, directors and consultants and encourage them to devote their best efforts to the Company's business and financial success. Thus, the purpose of the Option Plan is to provide a compensatory benefit to the Company's employees, directors and consultants.

The Company has reserved 3,569,550 Common Shares for issuance under the Option Plan, except that the Company may be restricted from granting Options exercisable for this number of Common Shares under certain circumstances. The Managing Member administers the Option Plan and has discretion to determine which employees, directors and consultants receive Options. Only "non-qualified stock options" may be granted under the Option Plan; stock appreciation rights or other rights may not be granted under the Option Plan. The Managing Member may terminate the Option Plan at any time, but in any case, the Option Plan terminates ten years from the date of its adoption.

Only employees and consultants of the Company or a parent or subsidiary of the Company, as well as outside directors of the Company (the "*Eligible Participants*") are eligible to participate in the Option Plan. To date, the Company has issued Options only to its employees and to one consultant (the "*Participants*"), and all grants have been made in compliance with and in reliance on Rule 701 promulgated under the Securities Act ("*Rule 701*"). Grants of Options to employees and directors of the Company under the Option Plan are specifically permitted by Rule 701(c). The consultant to whom the Company granted an Option was an individual who provided employee recruiting services to the Company and thus met the requirements of Rule 701(c)(1). While the definition of consultant in the Option Plan is broader than the definition of that term in Rule 701, for so long as it is relying on the no-action relief requested herein, the Company undertakes to grant Options to consultants only if such consultants are eligible to acquire them under Rule 701 and meet the requirements of Rule 701(c)(1).

Employees and consultants of a parent or subsidiary of the Company may participate in the Option Plan, although the Company currently has no subsidiaries. Grants of Options to employees or consultants of a parent of the Company are specifically permitted by Rule 701(c). While the definitions of parent and subsidiary in the Option Plan are broader than the definitions of those terms in Rule 701, for so long as it is relying on the no-action relief requested herein, the Company undertakes to grant Options to employees and consultants of a parent or subsidiary only if the parent or subsidiary is within the definition of a parent or subsidiary under Rule 701. Directors of a parent or subsidiary are not eligible to participate in the Option Plan.

As of the end of the Company's most recent fiscal year on January 31, 2001, approximately 744 Participants held outstanding Options to purchase an aggregate of approximately 1,754,315 Common Shares under the Option Plan, and the Company had more than $10 million in total assets. Furthermore, as of the end of the Company's fiscal year ended January 31, 2000, the Company had more than 500 Participants holding Options and had more than $10 million in total assets. Our firm was not involved in the organization of the Company or the grant of Options to such Participants. Following the initiation of our representation and until March 2001 we did not advise the Company in connection with matters relating to the Option Plan. The Company has administered the Option Plan internally and was not aware that the requirements of Section 12(g) apply to holders of Options. In March 2001, we became aware that the Company had issued options to more than 500 Participants. We promptly notified the Company of the applicability of Section 12(g) and prepared this request.

II. Summary of the Options

The Option Plan gives the Managing Member discretion to determine the specific terms of each Option it grants. However, all Options have been and will be granted on uniform terms, except for differences related to exercise price and vesting period. Each Option is evidenced by an individual Option Agreement between the Company and the Option holder stating the terms and conditions thereof, including the number of Common Shares issuable upon exercise of the Option, the exercise price, the Option term, vesting provisions and restrictions on transfer. All

Options are expressly subject to the terms of the Option Plan. The following is a summary of the material terms of the Option Plan, the Option Agreements and the Options.

1. Basic Terms. Each Option represents the right to purchase the number of Common Shares at such exercise price and at such time as are provided in the Option Plan or the individual Option Agreement.

2. Exercise Price. The exercise price for each Option is established by the Managing Member, but is in no event less than the fair market value of the Company's Common Shares on the date of grant. The Managing Member determines the manner in which the exercise price may be paid at the time of grant.

3. Option Term. The Options expire ten years after the date of grant, and may be subject to earlier termination in the event of death, disability, or termination of service.

4. Plan Termination. The Option Plan may be terminated by the Managing Member at any time and for any reason; however, such termination shall not affect any previously granted Option.

5. Exercisability of Options. An Option will not become exercisable until the earlier of:

(a) the date that the Company or any successor company (including Dot.com) completes a public offering of its equity securities pursuant to an effective registration statement under the Securities Act; or

(b) the date that the Company is subject to a Change in Control.[1]

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[1] "Change in Control," as defined in the Option Plan, means:

(i) The execution of an agreement by the Company providing for the merger or consolidation of the Company with or into another entity or any other reorganization, if more than 50% of the combined voting power of the continuing or surviving entity's securities outstanding immediately after such merger, consolidation or other reorganization is owned by persons who were not Members immediately prior to such merger, consolidation or other reorganization; or

(ii) The execution of an agreement by the Company providing for the sale, transfer or other disposition of all or substantially all of the Company's assets.

A transaction shall not constitute a Change in Control if its sole purpose is to change the state of the Company's formation or to transfer the Company's assets to another entity that will be owned in substantially the same proportions by the persons who were the Members immediately before such transaction.

The Options are not exercisable under any other circumstances.

6. Vesting. Options are generally subject to either a 30 month or 48 month vesting period. In addition, vesting will be accelerated in the event of a Change in Control.

7. Compliance with Laws. The Company's obligation to issue Common Shares upon exercise of Options is subject to the requirement that the issuance and delivery of such Common Shares comply with, or are exempt from, all applicable requirements of law, including, without limitation, the Securities Act and the rules and regulations promulgated thereunder, state securities laws and regulations, and the regulations of any stock exchange or other securities market on which the Company's securities may then be traded.

8. Post-Termination Exercisability.

(a) Termination of Service (Except by Death) Prior to Exercisability. Prior to such time as an Option has become exercisable as described in paragraph 5 above, if the service relationship of an Eligible Participant terminates for any reason other than death, such holder's Option will expire immediately with respect to the number of Common Shares for which such Option has not yet vested. Such Eligible Participant may retain his or her Option, to the extent vested, until the earlier of (i) such time that the Option becomes exercisable, or (ii) the expiration of such Option in accordance with the Option Plan.

(b) Death of an Optionee Prior to Exercisability. In the event that an Eligible Participant, whether currently in a service relationship with the Company or whose service relationship has been terminated, dies prior to the time that such holder's Option has become exercisable as described in paragraph 5 above, such Option will terminate immediately with respect to the number of Common Shares for which such Option has not yet vested. To the extent vested, the Option of such Eligible Participant may be transferred by will or the laws of descent and distribution and may be exercised at such time as the Option becomes exercisable. The unvested portion of such Option may not be transferred under any circumstances. Unexercisable Options that are transferred to heirs upon an Optionee's death may not be further transferred under any circumstance, and such Options terminate, if not previously exercised, upon the earlier of the expiration of such Option in accordance with the Option Plan and the Optionee's Option Agreement or the time that such Options become exercisable as described in paragraph 5 above.

(c) Compliance with Rule 701.

Under the Option Plan, grants of Options may not be made to Eligible Participants whose service relationship with the Company has terminated, although such persons may retain their previously granted Options to the extent that they are vested (as described above) until such time as the Options terminate. In this regard, the Option Plan complies with the requirements of Rule 701(c).

Under the Option Plan, Eligible Participants may only transfer their Options by will or the laws of descent and distribution. To the extent that an Eligible Participant so transfers his or her Option to a person who is a family member under Rule 701(c)(3), the transferee's exercise of the Option, which would only occur after the no-action relief requested herein has terminated, would be exempt pursuant to Rule 701. To the extent that such a transfer is made to a person who is not a family member under Rule 701(c)(3), the transferee's exercise of the Option, which would only occur after the no-action relief requested herein has terminated, would not be exempt pursuant to Rule 701 and the Company would rely upon another Securities Act exemption.

9. No Member Rights. Option holders have no voting or other rights as members of the Company, by reason of such Options, prior to their exercise and the satisfaction of other requirements contained in the LLC Agreement.

10. Non-Transferable. Options are not transferable other than by a will or the laws of descent and distribution, are not negotiable, may not be sold, pledged, gifted, assigned or otherwise transferred, whether by operation of law or otherwise and are not subject to sale under execution, attachment, levy or similar process. In addition, Common Shares issued upon exercise of an Option, which would only occur after the no-action relief requested herein has terminated, are subject to the restrictions on transfer contained in the LLC Agreement, as described in Section I.A., above.

11. Additional Restrictions. Under the terms of the Option Agreements, the Company may impose additional restrictions upon the sale, pledge or other transfer of Common Shares if such restrictions are necessary or desirable in order to achieve compliance with the Securities Act or any other law.

12. No Trading Interest. There will be no market or method that would allow Option holders to receive any consideration or compensation for their Options prior to the time of exercise.

For purposes of this application, the staff of the Securities and Exchange Commission (the "*Commission*") may rely upon the summary descriptions of the terms of the Option Plan and the Option Agreements included in this letter. In reviewing this letter, you may assume that we have included all relevant, material provisions of the Option Plan or Option Agreements in this letter. Generally, we have not discussed other provisions in the Option Plan or Option Agreements that become operative only after the relief granted pursuant to this request has expired, including provisions of the Option Plan regarding retainability of Options upon termination of employment after the Options are exercisable. For so long as it is relying on the no-action relief requested herein, the Company undertakes that it will not amend any term of the Option Plan or the Option Agreements described in this letter (including the transfer restrictions and consultant eligibility provisions) in a manner that would be inconsistent with the basis upon which relief was granted in response to this letter.

III. Discussion

The Company has granted Options in compliance with the exemption from registration provided by Rule 701 and anticipates granting Options in the future in compliance with the exemption from registration provided by Rule 701 or another exemption available under the Securities Act. Although we believe that the grant of Options is exempt from registration under the Securities Act, we acknowledge that because 500 or more persons hold Options, the Company might be required to register the Options under Section 12(g) of the Exchange Act unless exemptive or no-action relief from such requirement is granted under Section 12(h) of the Exchange Act.

A. Exchange Act Registration Requirements

As a general rule, Section 12(g) requires every issuer meeting the jurisdictional requirements of the Exchange Act having total assets of more than $1 million and a class of equity security (other than an exempted security) held of record by 500 or more persons to register that class of equity security under the Exchange Act. Pursuant to its authority under Section 12(h), the Commission has promulgated Rule 12g-1, which exempts from the registration requirements of Section 12(g) any issuer whose total assets on the last day of its most recent fiscal year did not exceed $10 million.

Section 12(g) was added to the Exchange Act by Section 3(c) of the Securities Acts Amendments of 1964, Pub. L. 88-467, 78 Stat. 565 (the "*1964 Amendments*"). Prior to the 1964 Amendments, the only securities required to be registered under the Exchange Act were those listed on a national securities exchange.

The purpose of Section 3(c) of the 1964 Amendments has been expressed in various ways:

(1) The preamble to the legislation states that its purpose was "to extend disclosure requirements to the issuers of additional publicly traded securities." (Emphasis added.)

(2) A report of the House Committee on Interstate and Foreign Commerce accompanying H.R. 6793, the version of the bill introduced in the House of Representatives, states that "Section 3(c) of the bill would . . . provide for registration of securities traded in the

over-the-counter market and for disclosure by issuers thereof comparable to the registration and disclosures required in connection with listed securities." H.R. 6793, U.S. Code Cong. and Admin. News, 88th Cong. 2d Sess., at 3027-28 (emphasis added).

(3) A release of the Commission, citing a report on its study that made the legislative recommendations on the basis of which the 1964 Amendments were enacted, describes the scope of the registration and reporting provisions of Exchange Act as extending "to all issuers presumed to be the subject of active investor interest in the over-the-counter market." Exchange Act Release No. 18189, October 20, 1981 (citing Report of the Special Study of Securities Markets of the Securities and Exchange Commission, House Committee on Interstate and Foreign Commerce, H.R. Doc. No. 95, pt. 3, 88th Cong. lst Sess. (1963) at 60-62) (emphasis added).

(4) A later release of the Commission states that the numerical thresholds contained in Section 12(g) were selected because it was believed "that issuers in these categories had sufficiently active trading markets and public interest and consequently were in need of mandatory disclosure to ensure the protection of investors." Exchange Act Release No. 23407, July 8, 1986 (emphasis added).

All of the above authorities strongly suggest that it was the intent of Congress to require Exchange Act registration by an issuer that had "publicly traded securities" or "securities traded in the over-the-counter market," and that these securities were the subject of "active investor interest in the over-the-counter market" or "active trading markets and public interest."

B. Your Authority to Grant Relief

Section 12(h) allows you to exempt an issuer from the registration requirements of Section 12(g) if you find, "by reason of the number of public investors, amount of trading interest in the securities, the nature and extent of the activities of the issuer, income or assets of the issuer or otherwise, that such action is not inconsistent with the public interest or the protection of investors."

C. Appropriateness of Exemption or Other Relief

Section 3(a)(11) of the Exchange Act defines "equity security" to include not only any stock or similar security, but also any warrant or right to subscribe for or purchase any stock or similar security. As a result, the Options to purchase the Company's Common Shares granted pursuant to the Option Plan might be deemed to be a class of equity security so that, if 500 or more persons held the Options, the Company would be subject to the registration requirements of Section 12(g), unless an exemption or other relief from these registration requirements were granted.

Assuming that the Company would become subject to the registration requirements of Section 12(g) as a result of the number of persons holding Options, there would still be no public investors in the Company's Common Shares, and neither the Common Shares nor the Options would be publicly traded. The history of the 1964 Amendments makes clear that Congress did not intend Section 12(g) to require companies to register a class of equity security absent public investors and an active trading interest in that class of equity security. Accordingly, we believe that it would be appropriate for the Commission to grant the Company an exemption or no-action relief from the registration requirements of Section 12(g) for Options granted or to be granted under the Option Plan.

(1) Number of Public Investors

Section 12(h) specifies a number of factors that you should consider in reviewing an application for exemption from Section 12(g). The first of these factors is the number of public investors in the issuer. There are no public investors in the Options. Since the Company grants Options without cash or other tangible consideration, you should not consider the Option holders to be investors in the Company. In fact, the first time that these holders will have the opportunity to become investors in the Company is only when and if the Options become exercisable. As a result, we believe that, with respect to the Options, the Company currently has no public investors. The Options will not become exercisable until the earlier of:

(a) the date that the Company or any successor company completes a public offering of its equity securities pursuant to an effective registration statement under the Securities Act; or

(b) the date that the Company is subject to a Change in Control, as defined in the Option Plan.

If the Options become exercisable following a public offering, the Company will already be subject to the reporting requirements of the Exchange Act by virtue of Section 15(d) thereof. The Company hereby undertakes to file the appropriate Exchange Act registration statement to become effective concurrently with any public offering of its equity securities. In addition, the Company would at that time be able to register the Common Shares issuable upon exercise of the Options on a registration statement on Form S-8 and would deliver an appropriate prospectus to the Option holders prior to the time that they were entitled to exercise the Options.

In the event of a Change in Control of the Company, and if there are more than 500 holders of Common Shares, the Company will register under Section 12(g) and file a Securities Act registration statement for the Common Shares issuable upon exercise of the Options. No shares will be delivered upon exercise of an Option until such Securities Act and Exchange Act registrations are effective.

If after the termination of the relief granted pursuant to this request there are more than 500 Option holders, the Company will register the Options under Section 12(g) and will file a Securities Act registration statement for the Common Shares issuable upon exercise of the Options. In addition, if in the future there are more than 500 holders of Common Shares, the Company will register the Common Shares under Section 12(g).

(2) Trading Interest

The second factor listed in Section 12(h) is the level of trading interest in a company's equity securities. The Option Plan has been structured to preclude trading of the Options. There is no opportunity for any trading of the Options to take place or any trading interest in the Options to develop. Pursuant to the Option Agreements, the Options granted or to be granted "may not be sold, pledged, assigned or transferred in any manner other than by a will or the laws of descent and distribution, and may be exercised during the lifetime of the Optionee only by the Optionee or by the guardian or legal representative of the Optionee." While the Option Plan and Option Agreements do not specifically state that transfers or assignments made in contravention of the Option Plan or Option Agreements are void, the language above implies that result. The Company undertakes, promptly after receipt of the relief requested herein, and as a condition to obtaining such relief, to amend the Option Plan to clarify that transfers or assignments made in contravention of the Option Plan or Option Agreements will be deemed void.

(3) Nature of Issuer

The last factor mentioned in Section 12(h) is the nature and extent of the activities of the issuer and the income or assets of the issuer.

While the assets and income of the Company are not insubstantial, it remains very much a private company, with only two members who are bound by the LLC Agreement, which restricts share transfers and governs management of the Company. Since the Company has no public investors and no trading interest in its securities, we believe that the purposes for which Section 12(g) was enacted would not be advanced by requiring the Company to register the Options.

(4) Information Delivered or Available to Option Holders

As a private company, the Company has not routinely distributed its financial statements to all of its securityholders. However, so long as the Company is relying on the relief granted pursuant to this request, it undertakes to deliver the following information to Option holders, subject to their signing an appropriate confidentiality agreement or, failing such condition, to make such information available to such holders for inspection during normal business hours from the human resources personnel at the Company's principal place of business in Seattle,

Washington and at any other of the Company's business locations where holders of Options are employed:

- essentially the same information as in an Exchange Act registration statement and in annual and quarterly reports under the Exchange Act, including audited annual and unaudited quarterly financial information prepared in accordance with GAAP;

- essentially the same information as in an Exchange Act registration statement on Form 10 promptly following receipt of the no-action relief requested herein;

- essentially the same information as in an annual report on Form 10-K under the Exchange Act within 120 days of year end; and

- essentially the same information as in a quarterly report on Form 10-Q under the Exchange Act within 60 days of quarter end.

Such information requirements will terminate once the Company becomes a reporting company under the Exchange Act. Instead, the Company will comply with the information requirements contained in the Exchange Act and the rules thereunder. As explained above, the Options are only exercisable after the Company becomes a reporting company under the Exchange Act.

D. Comparison to Prior Grants of Relief and Update to Current Issues Outline

(1) The Commission's Position

Under an existing line of no-action letters, the staff has previously granted no-action relief under specified conditions where the applicant was seeking to grant options to more than 500 employees. Mitchell International Holding, Inc. (December 27, 2000); General Roofing Services, Inc. (April 13, 2000); Kinkos, Inc. (November 30, 1999); WRQ, Inc. (December 31, 1997); BSG Corporation (August 1, 1995); Superior Services, Inc. (March 18, 1994); Starbucks Corporation (April 2, 1992). Generally, these letters established the following requirements:

(a) options could be granted under an option plan only to eligible participants;

(b) options could be issued under an option plan without consideration, and at fair market value exercise prices, for the purposes of incenting employees to work to improve share value;

(c) holders of options granted under an option plan could be under no obligation to exercise options, and options could not become exercisable while the issuer was relying on the relief;

(d) options granted under an option plan could not be transferable;

(e) there could be no market or methodology by which any option holder could receive anything of value for an option prior to its exercise, and accordingly no trading interest in the options would exist (other than limited instances in which the issuer was permitted to retain the right to cancel the option, which could involve a cash payment, if the option was exercisable prior to an initial public offering);

(f) upon termination of employment, any options granted to a former employee would terminate;

(g) the issuer was required to undertake to (a) deliver to each option holder under an option plan, within a reasonable time prior to termination, certain relevant information with respect to the options granted that was material to the decision whether to terminate employment, subject to the option holder signing an appropriate confidentiality agreement, (b) provide to each option holder under an option plan, on a continuing basis, annual audited financial statements in accordance with generally accepted accounting principles and quarterly unaudited financial statements in a format consistent with the issuer's general accounting and financial reporting practices, and such other information as was provided generally to all of the issuer's stockholders, and (c) make available to each option holder upon request the issuer's books and records to the same extent it was obligated to make such books and records available to its stockholders, subject to the option holder signing an appropriate confidentiality agreement; and

(h) the relief-requested was limited to options granted or to be granted under an option plan.

In the "Update to the Current Issues and Rulemaking Projects Outline" (March 29, 2001) (the "*Update*"), the Commission staff stated that it would "consider granting relief in situations where the conditions of our prior no-action letters noted above are met with [specified] modifications," including:

(1) options may be immediately exercisable;

(2) former employees may retain their vested options;

(3) as with the current conditions, the options must remain non-transferable in most cases; however, the staff will permit the options to transfer on death or disability of the option holder;

(4) the stock received on exercise of the options may not be transferable, except back to the company or in the event of death or disability; and

(5) consultants may participate in the option plan only if they would be able to participate under Rule 701.

The staff indicated that it would premise any changes in its current position on option holders receiving essentially the same Exchange Act registration statement, annual report and quarterly report information they would have received had the company registered the class of securities under Section 12, including audited annual financial statements and unaudited quarterly financial information, each prepared in accordance with GAAP (the "*Update Information Requirements*").

The staff has issued no-action letters in accordance with its position in the Update, including: Unisphere Networks, Inc. (January 15, 2002); UTI Corporation (December 7, 2001); Tality Holdings, Inc. (September 24, 2001); Gen-Probe Incorporated (August 15, 2001); NewSouth Holdings, Inc. (August 6, 2001); AMIS Holdings, Inc. (July 30, 2001).

(2) Application to the Option Plan

The following is an analysis of the Option Plan under the above requirements:

Conditions (a) and (b) were not modified by the Update and are consistent with the Option Plan.

Condition (c) states two conditions. First, holders of options could be under no obligation to exercise those options. This condition was not modified by the Update and is consistent with the Option Plan. The second condition, that options not become exercisable while the issuer was relying on the relief, was modified by point 1 of the Update to permit immediate exercise. The Option Plan is consistent with this condition without modification.

Condition (d) as modified by point 3 of the Update is consistent with the Option Plan, which provides that the Options are non-transferable except to a limited extent upon death of the Option holder.

Condition (e) was not modified by the Update and is consistent with the Option Plan.

Condition (f) was modified by point 2 of the Update to allow former employees to retain their vested options, which is consistent with the Option Plan and the Option Agreements.

Condition (g), which dealt with information required to be furnished to option holders, appears to have been superceded by the Update Information Requirements, with which the Company has undertaken to comply.

Condition (h), that the relief requested be limited to Options granted under the Option Plan, has also been satisfied.

The Update also imposed new conditions in points 4 and 5. Point 4 indicates that the stock received upon exercise of options may not be transferable except back to the issuer or in the event of death or disability. Because the Options are only exercisable after the termination of the no-action relief requested herein, no Option holder would receive Common Shares, and thus no Common Shares could be transferred, for so long as the Company is relying on the no-action relief requested herein. Therefore, for so long as the Company is relying on the no-action relief requested herein, the Option Plan is consistent with point 4.

In point 5 of the Update, the Staff modified its conditions to permit consultants to participate in the plan if they would be able to do so under Rule 701, which is consistent with the Option Plan and the undertakings made herein.

E. Conclusion

Because of the absence of public investors and trading interest in the Company's securities, we believe that neither the public interest nor the protection of investors will be furthered by requiring the Company to meet the registration requirements of the Exchange Act. We respectfully request that you issue an order pursuant to Section 12(h), or otherwise take a no-action position, relieving the Company from registering under Section 12(g) the Options it has issued and may issue under the Option Plan. We further request that this order or grant of no-action relief remain in effect until the earlier of (1) such time as the Company becomes a reporting company under the Exchange Act with respect to any class of its equity securities or (2) more than 500 persons becoming holders of any class of the Company's equity securities, other than Options which have been granted under the Option Plan.

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In accordance with Release No. 33-6269 (available December 5, 1980), seven additional copies of this letter are enclosed. Please confirm your receipt of this request by date stamping the extra enclosed copy and returning it in the enclosed, self-addressed stamped envelope. If for any reason you do not concur with our conclusions, we would appreciate the opportunity to confer with members of the Commission staff by telephone prior to any written response to this letter. If you need any additional information regarding this letter, or if we may otherwise be of assistance, please telephone either of the undersigned at (650) 493-9300.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

Patrick J. Schultheis

Burke F. Norton

EXHIBIT A

OUTSTANDING SHARE OWNERSHIP

NORDSTROM.com, LLC

MEMBER	SERIES	#OF SHARES
Nordstrom.com Holdings Inc.	A	21,020,870.87
Nordstrom.com, Inc.	B	4,804,804.80
TOTAL OUTSTANDING SHARES		25,825,675.67

NORDSTROM.com, Inc.

SHAREHOLDER	SERIES	#OF SHARES
Nordstrom.com Holdings Inc.	B	300.30
Benchmark Capital Partners III, L.P.	C	3,217,503.15
Benchmark Founders' Fund III, L.P.	C	938,223.87
Benchmark Founders' Fund III-A, L.P.	C	254,128.83
Benchmark Members' Fund III, L.P.	C	94,594.59
Madrona Retail Partners I, LLC	C	300,300.30
Pete Higgens	Common	75,000.00
Victoria Dellinger	Common	40,000.00
Kimberly Jadderholm	Common	20,000.00
TOTAL OUTSTANDING SHARES		4,940,051.04